UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 001-11778

A. Full title of the plan:

CAPITAL ACCUMULATION PLAN OF THE CHUBB

CORPORATION

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chubb Limited

Baerengasse 32

Zurich, Switzerland CH-8001

Capital Accumulation Plan of The Chubb Corporation

Financial Statements and Supplemental Schedule

Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

To the Chubb U.S. Retirement Committee

Capital Accumulation Plan of The Chubb Corporation

Report on the Financial Statements

We have audited the accompanying financial statements of the Capital Accumulation Plan of The Chubb Corporation, which comprise the statements of net assets available for benefits as of December 31, 2016 and 2015, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Plan’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Capital Accumulation Plan of The Chubb Corporation as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Mazars USA LLP

Fort Washington, PA

June 29, 2017

Capital Accumulation Plan of The Chubb Corporation

Statements of Net Assets Available for Benefits

	December 31
	2016	2015
Assets
Investments at fair value:
Common stock (Chubb Limited in 2016, The Chubb Corporation in 2015)	$113,433,476	$579,214,076
Mutual funds	421,397,743	1,600,056,001
Money market funds	155,613,797	355,825,096

Total Investments at fair value	690,445,016	2,535,095,173
Investments at contract value:
Stable value funds	—	10,199,647

Total Investments	690,445,016	2,545,294,820

Receivables:
Employer contributions	—	1,913,533
Notes receivable from participants	1,842,946	26,550,638
Accrued interest and dividends	402,656	2,547,359
Due from broker	856,929	3,417,046

Total Receivables	3,102,531	34,428,576

Total Assets	693,547,547	2,579,723,396

Liabilities
Accrued investment fees	2,191	3,048

Total Liabilities	2,191	3,048

Net assets available for benefits	$693,545,356	$2,579,720,348

See accompanying notes to the financial statements.

Capital Accumulation Plan of The Chubb Corporation

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2016	2015
Additions
Investment income:
Net (depreciation) appreciation in fair value of investments	$(14,238,323)	$89,730,926
Interest and dividends	26,636,204	91,822,623

Total investment income	12,397,881	181,553,549

Interest income on notes receivable from participants	289,381	1,090,670

Contributions:
Participant:
Pre-tax	9,678	63,398,996
After-tax	53	1,919,180
Employer	3,640	30,828,782
Rollovers	302,901	6,184,530

Total contributions	316,272	102,331,488

Total additions	13,003,534	284,975,707

Deductions
Deductions from net assets attributable to:
Benefit payments	1,899,065,209	200,889,121
Defaulted participant notes receivable, net	30,533	47,138
Administrative expenses	82,784	68,640

Total deductions	1,899,178,526	201,004,899

Net (decrease) increase	(1,886,174,992)	83,970,808
Net assets available for benefits
Beginning of year	2,579,720,348	2,495,749,540

End of year	$693,545,356	$2,579,720,348

See accompanying notes to the financial statements.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements

December 31, 2016

1. Plan Description

The following is a brief description of the Capital Accumulation Plan of The Chubb Corporation (the “Plan”). Participants should refer to the Plan document, which is maintained by the Chubb U.S. Retirement Committee (the “Plan Administrator”), for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).

General

On June 30, 2015, The Chubb Corporation, a New Jersey corporation (“Chubb Corp”), entered into an Agreement and Plan of Merger (“Merger Agreement”) with ACE Limited (“ACE”), a company organized under the laws of Switzerland, and William Investment Holdings Corporation (“Merger Sub”), a New Jersey corporation and a wholly owned indirect subsidiary of ACE, which provided for the acquisition of Chubb Corp by ACE (the “Merger”).

On January 14, 2016, the Merger closed, with Merger Sub merging with and into Chubb Corp. On January 15, 2016, Chubb Corp was merged with and into ACE INA Holdings Inc., a wholly owned indirect subsidiary of ACE, with ACE INA Holdings Inc. continuing as the surviving corporation. In connection with the acquisition of Chubb Corp, ACE changed its name to Chubb Limited (the “Company”) and ACE INA Holdings Inc. changed its name to Chubb INA Holdings Inc.

Under the terms of the Merger Agreement, the Plan terminated upon closing of the Merger and all benefits were frozen. This closed the Plan to new contributions and rollovers while still allowing participants to exchange investments between options, with the exception of the Stock Fund and the ESOP Fund that were closed to new investment.

Participants in the Plan have been offered the option to either rollover or withdraw investments from the Plan. On December 29, 2016 the Plan submitted an application to the Internal Revenue Service (“IRS”) for a determination for terminating the Plan and is awaiting their response. The IRS determination letter will allow for all assets to be moved out of the Plan.

Eligibility

The Plan was amended effective January 14, 2016 and new employees are no longer eligible to participate in the Plan. Prior to the amendment, an employee became eligible to participate in the Plan and received employer matching contributions on the first day of the month following completion of one full calendar month of service.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

1. Plan Description (continued)

Contributions

As of the Merger date, the Plan closed to new participant contributions.

Through the Merger date, participants were able to elect to contribute pre-tax and after-tax contributions, up to the maximum amount permitted by the Internal Revenue Code, but not greater than 50% of their compensation, as defined by the Plan. Effective July 1, 2008, Chubb Corp amended the Plan to provide automatic enrollment for eligible employees with initial pre-tax contributions by the employees of 4% of their compensation with an increase of 1% annually thereafter, to a maximum of 10%. Effective January 1, 2015 the 10% cap maximum limit on contributions made via automatic escalation was lifted and automatic escalation was limited to participants who were automatically enrolled. Participants were also able to make rollover contributions from other qualified plans. Chubb Corp matched 100% of participant pre-tax contributions up to 4% of their annual compensation as defined in the Plan. Participants age 50 and older who contributed at least 4% of pre-tax pay qualify to make unmatched additional “catch-up” contributions according to the schedules and maximum amounts permitted by the Internal Revenue Code for each year.

Vesting

Upon the Merger, participants were immediately and fully vested in their contributions plus actual earnings thereon. Previously, participants in the Plan became 100% vested in Chubb Corp’s matching contributions plus actual earnings thereon after three years of service.

Forfeitures

Prior to the Merger, employees who terminated employment prior to becoming 100% vested may have forfeited the non-vested portion of their account balance, plus actual earnings thereon. Forfeitures, plus earnings thereon, were used by Chubb Corp to reduce future employer contributions and to pay administrative expenses. Participants that resumed employment prior to incurring five consecutive one year breaks in service are entitled to have previously forfeited amounts restored to their account. If forfeitures for any Plan year were not sufficient to restore forfeited amounts, Chubb Corp was required to contribute the remaining balance.

Forfeitures from employees for the year ended December 31, 2016 were $68,317 with a balance of $79,864 available to pay administrative expenses. For 2015, forfeitures amounted to $592,609 with a December 31, 2015 balance of $143,784.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

1. Plan Description (continued)

Participant Accounts

Contributions are invested by Fidelity Management Trust Company (the “Trustee”) according to the investment options elected by the participants and are held by the Trustee in a trust. For participants that were automatically enrolled, the investment option selected is the Vanguard Target Date Retirement mutual fund with a target date closest to the participant’s 65th birthday.

Loans

As of December 31, 2015 in conjunction with the then pending Plan termination upon the Merger, no new loan applications were accepted by the Plan.

Previously, participants were able to borrow a minimum of $1,000 up to a maximum equal to the lesser of a) $50,000, b) 50% of their vested account balance, or c) 50% of the participant’s annualized rate of compensation, as defined, at the time the loan is requested. Each participant was able to have up to two loans outstanding at any time as long as the two loans, collectively, did not exceed the maximum limits. The principal portion of the loan is repayable by check or through payroll deductions and bears interest at the prime rate, plus 1%, as determined on the last day of the month preceding the loan. Interest rates on outstanding loans ranged from 4.25% to 9% and 4% to 9% for the years ending December 31, 2016 and 2015, respectively.

Loans that are in default are accounted for as a reduction of net assets available for benefits in the year the default occurs.

Payment of Benefits

Upon attaining the normal retirement age (65) or in certain circumstances, the attainment of age 59 1⁄2, a participant is entitled to his or her vested benefits in the form of a lump sum payment, an annuity or installment payments, as prescribed by the Plan. In addition, participants may withdraw funds from the Plan upon termination of employment or, subject to the approval of the Plan Administrator; participants may request a withdrawal of a portion of their balance in the case of financial hardship, as defined. If a participant dies before or after retirement or after termination, any remaining balance in his or her account is paid to his or her estate or beneficiary under any of the following payment options: (a) a lump sum, (b) installments as elected by the participant prior to death, or (c) installment payments as elected by the participant’s beneficiary. Upon termination of the Plan, all participants are permitted to take distributions of their account balances (which includes rollovers).

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

1. Plan Description (continued)

Upon request, any lump sum distribution to a participant or his or her beneficiary from the Company common stock may be made in shares in lieu of cash payments. In 2016, benefit payments are primarily made up of rollovers into other qualified retirement plans.

Administration Expenses

Unless paid by the Company, the Trustee pays the expenses of the Plan using plan assets. For 2016 and 2015, the following expenses have been paid by the Plan: (a) brokerage costs, (b) other expenses in connection with the purchase and sale of assets by the manager of funds, (c) fees paid for asset management, and (d) certain overhead expenses directly attributable to the administration of the Plan. Qualified Domestic Relations Order (QDRO) fees are paid for by the individual participant from the participant’s account, as these fees are not paid by the Plan sponsor or the Trustee.

Company Stock

Through January 14, 2016 the Plan permitted participants to invest in common stock of Chubb Corp through the Plan’s Stock Fund. The Plan also included an ESOP Fund which invested in Chubb Corp stock. Participants in the ESOP Fund were able to diversify their holdings out of the fund but were not permitted to purchase additional units. Both stock funds may hold cash or short-term securities, although these are expected to be a small percentage of the fund’s net assets. Upon the Merger, the previous Chubb Corp stock funds were replaced with a combination of Chubb Limited common shares and cash. Participants were given the option of reinvesting this cash in Chubb Limited shares, but no additional stock investments were allowed.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and financial reporting policies of the Plan are in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Fair Value Measurement

The Plan’s investments are valued at fair value as of December 31, 2016 and 2015 (see Note 4) with the exception of fully benefit-responsive investment contracts, which are carried at contract value, and participant loans, which are carried at their unpaid principal balance plus any accrued but unpaid interest.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The Stable Value Portfolio (Fully Benefit-Responsive Investment Contracts)

As more fully described in Note 1, the Plan termination triggered an inability of the Plan’s participants to transact redemptions in the Stable Value Portfolio (“SVP”) at contract value. Therefore, subsequent to the Merger, the Company instructed Fidelity Management Trust Co. the “manager” of the SVP to shorten the duration of the SVP portfolio and to amortize the excess of market value over book value over a period roughly anticipated to be within 12 months after the Merger close. Thereafter, the remaining balance in the SVP was rolled into a money market fund and no investments remain in the SVP as of December 31, 2016.

The Plan previously included investments in stable value funds that are fully benefit-responsive. The statements of net assets available for benefits present the fully benefit-responsive investment contracts at contract value. The statements of net assets available for benefits are also prepared on a contract value basis.

It was the policy of the manager of the SVP to use its best efforts to maintain a stable net asset value of $1.00 per unit; however, there was no guarantee that the manager was able to maintain this value.

The SVP was invested in short to intermediate term fixed income securities and cash equivalents represented by shares in a money market fund. In addition, the SVP included “wrap” contracts issued by third parties and may include derivative instruments such as futures contracts and swap agreements.

A wrap contract is an agreement by a third party, such as a bank or insurance company, to make payments to a portfolio in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a stable net asset value of $1.00 per unit and to protect the portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the fair value of the underlying assets once the fair value has been totally exhausted. This could happen if a portfolio experiences significant redemptions (redemption of most of a portfolio’s units) during a time when the fair value of a portfolio’s underlying assets is below contract value, and fair value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the portfolio an amount sufficient to cover unitholder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that a portfolio pays a fee to protect against a relatively unlikely event (the redemption of most of the shares of a portfolio). Fees the SVP pays for wrap contracts are offset against interest income.

A wrap issuer may terminate a wrap contract at any time. In the event that the fair value of the SVP’s covered assets is below its contract value at the time of such termination, the manager of the SVP may elect to keep the wrap contract in place until such time as the fair value of the SVP’s covered assets is equal to its contract value, normally over the duration of the SVP’s covered assets measured at notification date.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Wrap contracts limited the ability of the SVP to transact at contract value upon the occurrence of certain events. Such events included the following: (i) amendments to the Plan including changes in the investment options, transfer procedures or withdrawal rights not consented to by the wrap issuer, (ii) termination of the Plan, (iii) changes to Plan’s prohibition of direct transfers from the SVP to a competing investment option, (iv) other Plan Sponsor events (e.g., divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the SVP or, (v) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

The crediting rate, and hence the SVP’s return, were affected by many factors, including purchases and redemptions by unitholders. The impact depended on whether the fair value of the underlying assets is higher or lower than the contract value of those assets. If the fair value of the underlying assets was higher than their contract value, the crediting rate will ordinarily be higher than the yield of the underlying assets. If the fair value of underlying assets was lower than their contract value, the crediting rate will ordinarily be lower than the yield of the underlying assets.

Investment Income

Purchases and sales of securities are recorded on trade dates. Gains or losses on the sale of securities are based on amortized cost. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments to participants and rollovers are recorded when paid or transacted.

Subsequent Events

Management performed an evaluation of subsequent events through June 29, 2017, the date the financial statements were issued, and no subsequent events were identified.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

3. Investments

As of December 31, 2016 there were no open-end wrap contracts held by the SVP.

The following open-end wrap contract was held by the SVP at December 31, 2015:

Wrap Contract Provider	Rating	Underlying Assets at Fair Value	Underlying Assets at Contract Value
The Prudential Insurance Co. of America	AA-	$13,844,454	$10,199,647

4. Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 – Inputs to the valuation methodology include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in inactive markets; (c) inputs other than quoted prices that are observable for the asset or liability; and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Certain inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value:

•	Common Stock: Valued at the closing price reported on the New York Stock Exchange (the active market on which the security is traded).

•	Mutual and Money Market Funds: Valued based on quoted market prices, or if unavailable, directly from the fund company, representing the fair value of assets, minus liabilities.

•	Stable Value Funds: Valued at the fair values of the underlying fixed income securities and terms of the underlying investment contracts as further discussed in Note 2. Fair values for the underlying fixed income securities are determined by utilizing prices obtained from a third party, nationally recognized pricing service or, in the case of securities for which prices are not provided by a pricing service, from third party brokers.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Assets at fair value as of December 31, 2016 are as follows:

	Level 1	Level 2	Level 3	Total
Chubb Ltd common stock	$113,433,476	$—	$—	$113,433,476
Mutual funds	421,397,743	—	—	421,397,743
Money market funds	155,613,797	—	—	155,613,797

Total assets at fair value	$690,445,016	$—	$—	$690,445,016

Assets at fair value as of December 31, 2015 are as follows:

	Level 1	Level 2	Level 3	Total
Chubb Corp common stock	$579,214,076	$—	$—	$579,214,076
Mutual funds	1,600,056,001	—	—	1,600,056,001
Money market funds	355,825,096	—	—	355,825,096

Total assets at fair value	$2,535,095,173	$—	$—	2,535,095,173

Stable value funds				10,199,647

Total investments				$2,545,294,820

5. Related Party Transactions

Certain Plan investments are shares of funds managed by Fidelity Management Trust Company (“FMTC”). FMTC is the trustee as defined by the Plan and, therefore, FMTC qualifies as a party-in-interest. Fees paid to FMTC by the Plan for management and administrative services amounted to $21,653 and $67,493 for the years ended December 31, 2016 and 2015, respectively.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

6. Income Tax Status

The Plan received a determination letter from the IRS dated June 27, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan is qualified and the related trust is tax-exempt. However, the Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code. On December 29, 2016 the Plan applied with the IRS for a determination for terminating the Plan and is awaiting their response. The IRS determination letter will allow for all assets to be moved out of the Plan.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015 there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2013.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably assured that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan’s exposure to concentration of credit risk is limited by the diversification of investments. Additionally, the investments within each fund election are further diversified into various financial instruments, with the exception of the Company common stock.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation between the statement of net assets available for benefits per the accompanying financial statements and the Form 5500:

	December 31
	2016	2015
Net assets available for benefits per Form 5500	$693,545,356	$2,583,365,155
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(3,644,807)

Net assets available for benefits per financial statements	$693,545,356	$2,579,720,348

The following is a reconciliation between the statement of changes in net assets available for benefits per the accompanying financial statements and the Form 5500:

	Years ended December 31
	2016	2015
Net (loss) income per Form 5500	$(1,889,819,799)	$81,900,760
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,644,807	2,070,048

Net (decrease) increase per financial statements	$(1,886,174,992)	$83,970,808

Supplemental Schedule

Capital Accumulation Plan of The Chubb Corporation

EIN #13-2595722 – Plan # 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2016

(a)	(b)	(c)	(d) **	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value
	Common Stock:
*	Chubb Limited	Common Stock		$113,433,476
	Mutual Funds:
	Dodge & Cox	Dodge & Cox Balanced		39,969,979
	T. Rowe Price	T. Rowe Price Mid Cap Growth		28,619,616
	Morgan Stanley	MSIF CP FX Inc 1		19,821,893
	Vanguard	Vanguard Value Index Inst.		33,668,554
	Janus	Janus High Yield Bond		12,416,605
	Goldman Sachs	GS Midcap Value Ins.		11,869,939
	Vanguard	Vanguard Small Growth Index Inst.		9,044,967
*	Fidelity Spartan	Spartan 500 Ind. Advan.		53,388,550
*	Fidelity	Fidelity Contrafund K		61,568,192
*	Fidelity	Fidelity Diversified International K		28,155,446
*	Fidelity	Fidelity Fund K		10,159,190
*	Fidelity	Fidelity OTC K		26,106,935
	Royce	Royce Low Priced Stock IS		5,970,803
	Vanguard	Vanguard Target Retirement Income		2,089,001
	Vanguard	Vanguard Target Retirement 2010		1,017,797
	Vanguard	Vanguard Target Retirement 2015		6,878,730
	Vanguard	Vanguard Target Retirement 2020		11,838,946
	Vanguard	Vanguard Target Retirement 2025		15,689,367
	Vanguard	Vanguard Target Retirement 2030		11,640,842
	Vanguard	Vanguard Target Retirement 2035		9,007,556
	Vanguard	Vanguard Target Retirement 2040		5,242,767
	Vanguard	Vanguard Target Retirement 2045		5,234,403
	Vanguard	Vanguard Target Retirement 2050		4,012,799
	Vanguard	Vanguard Target Retirement 2055		1,263,281
	Vanguard	Vanguard Target Retirement 2060		415,125
	Wells Fargo	Wells Fargo Advantage Emerging Markets Fund		6,306,461
	Money Market Funds:
*	Interest Bearing Cash	Money Market Fund		45,780,561
*	Fidelity STIF	Money Market Fund		91,273,968
*	Fidelity Govt Inst	Money Market Fund		18,559,268
	Participant loans	Interest rates from 4.25% – 9.00%	-0-	1,842,946

				$692,287,962

*	Party-in-interest to the Plan.
**	Cost not disclosed as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Chubb U.S. Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION

By:	/s/ Carolyn L. Kennedy
Carolyn L. Kennedy, Chair of the Chubb U.S. Retirement Administrative Committee

Dated: June 29, 2017